SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 27, 2012

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2011	2010
Assets
Investments:
Cash equivalents	$18,343	$23,311
Commingled funds	4,304,209	4,474,723
Stable Value Fund	925,433	1,054,987
Total investments	5,247,985	5,553,021
Receivables:
Due from broker for securities sold	59,742	188,220
Notes receivable from participants	119,505	111,259
Employer contributions	12,541	11,693
Participant contributions	11,822	10,562
Total receivables	203,610	321,734
Total assets	5,451,595	5,874,755

Liabilities
Payables:
Due to broker for securities purchased	72,945	302,825
Expenses	1,499	1,415
Total liabilities	74,444	304,240
Net assets reflecting all investments at fair value	5,377,151	5,570,515
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(49,885)	(29,310)
Net assets available for benefits	$5,327,266	$5,541,205

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year Ended December 31,
	2011	2010
Additions
Investment (loss) / income:
Interest and dividends	$64,689	$56,587
Net realized and unrealized (depreciation) / appreciation in fair value of investments	(356,865)	734,480
Total investment (loss) / income	(292,176)	791,067

Interest income on notes receivable from participants	4,864	4,594

Contributions:
Participant contributions	295,880	276,342
Employer contributions	196,525	190,098
Total contributions	492,405	466,440

Total additions	205,093	1,262,101

Deductions
Benefits paid to participants	405,624	406,687
Administration fees	13,408	12,844
Total deductions	419,032	419,531

Net (decrease) / increase	(213,939)	842,570
Net assets available for benefits:
Beginning of year	5,541,205	4,698,635
End of year	$5,327,266	$5,541,205

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act of 1974, as amended (ERISA) limits. Except for highly compensated participants, participants are allowed to make contributions to the Plan, in any combination of before-tax and/or after-tax contributions. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) of $16,500, plus a $5,500 catch-up for participants age 50 and older, for 2011 and 2010.

Generally, the Company matches 100 percent of each participant’s contribution, up to 5 percent of total compensation. Company match contributions are deposited to the fund option designated by the participant. All actively employed participants are immediately vested in both the participant contributions and the Company’s matching deposits. All investments are participant directed.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on all loans reflect the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued, plus 1%. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for further discussion of investment contracts held by the Plan and Note 4 for further discussion of fair value.

Notes Receivable

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

participants is recorded when it is earned. Proceeds received from the repayment of loans, including interest, are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment. No allowance for credit losses has been recorded as of December 31, 2011 or 2010.

Plan Expenses

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses. All other expenses of the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ significantly from those estimates.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Subsequent Events

In June 2012, the Stable Value Fund (the Fund) investment option was discontinued and converted into the Intermediate-term Bond Fund (Bond Fund). The Bond Fund is invested in the same underlying assets as the Stable Value Fund. Upon conversion, the Bond Fund began accepting transfers and new contributions, and all remaining balances in the Fund were automatically invested in the Bond Fund.

3. Stable Value Fund

The Fund consists of investments in collective trust funds and guaranteed investments contracts (synthetic GICs). Synthetic GICs are investment contracts in which the Plan owns the underlying assets and purchases wrap contracts from independent third parties that provide market value and cash flow risk protection to the Plan. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Fund as well as the adjustment to contract value for the difference between the underlying Fund’s fair value and contract value, or the adjustment to contract value.

The synthetic GICs are fully benefit-responsive and are wrapped by two separate insurance companies, which provide guarantees with respect to the return of funds to make distributions from this investment option. The wrapper issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Contributions to the Fund are invested in a portfolio of collective trust funds, as well as investments in the portfolio underlying the synthetic GICs. This portfolio includes short-term investment funds, high-quality short-term and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, other high-credit-quality asset-backed securities, futures, and interest rate swaps. These investments are measured at fair value, as described in Note 4. Amounts due from broker for securities sold and due to broker for securities purchased, presented on the Plan’s statements of net assets available for benefits, primarily relate to transactions involving the synthetic GICs’ underlying portfolio. These amounts are factored

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

into the fair value of the underlying portfolio for purposes of calculating crediting rates and calculating the adjustment from fair value to contract value. The fair value of the wrap contracts is the replacement cost of those contracts. The synthetic GICs’ contract value represents the sum of participants’ contributions, plus earnings, less participants’ withdrawals and administrative expenses. Participant accounts in the Fund are credited with interest at a fixed rate that is evaluated quarterly. The primary variables affecting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than 1%.

Derivative financial instruments are used by the Fund principally to reduce exposures to interest rate and market risks in the synthetic GIC underlying portfolio. The Fund invests in over-the-counter interest rate swaps to mitigate risks of interest rate fluctuations. Over-the-counter futures are used to hedge exposure to interest rate movements and to manage plan asset allocation.

Derivative activity of the Fund is within the portfolio underlying the synthetic GICs and has no direct impact to the statements of net assets available for benefits or to the statements of changes in net assets available for benefits. The fair value of the derivatives is an input to the calculation of fair value of the Fund on the statements of net assets available for benefits. Realized and unrealized gains and losses on the derivative contracts underlying the portfolio impact the determination of the crediting rate, discussed above. The outstanding derivative contracts as of period end within the Fund are disclosed in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and the average net notional amount serves as an indicator of the volume of derivative activity for the Fund.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

	December 31, 2011			December 31, 2010
	Net Notional Amount	Gross Derivative Assets	Gross Derivative Liabilities	Net Notional Amount	Gross Derivative Assets	Gross Derivative Liabilities
	(in thousands)
Interest rate contracts — Futures(a)	$18,350	$—	$—	$80,216	$—	$—
Interest rate contracts — Swaps	7,300	—	118	67,855	594	(647)
Credit contracts — Swaps	—	—	—	1,500	—	(14)
Total	$25,650	$—	$118	$149,571	$594	$(661)

	Year ended December 31, 2011		Year ended December 31, 2010
	Net Realized and Unrealized Appreciation (Depreciation) in the Fair Value of Investments	Average Net Notional Amount	Net Realized and Unrealized Appreciation (Depreciation) in the Fair Value of Investments	Average Net Notional Amount
	(in thousands)

Interest rate contracts — Futures(a)	$4,188	$49,283	$2,074	$44,633
Interest rate contracts — Swaps	(1,643)	37,578	(700)	53,728
Credit contracts — Swaps	(40)	750	(2)	750
Total	$2,505	$87,611	$1,372	$99,111

(a) These investments settle daily; therefore, fair value is zero.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events include premature termination of the contracts by the Plan, divestitures, partial plan termination, bankruptcy, significant layoffs or early retirement incentives, and mergers. The Plan Administrator does not consider any of these events probable. The wrap contract issuers cannot terminate the contracts at a value other than contract value, except under specific circumstances, including termination of the Plan or failure to qualify under specific tax code provisions, material misrepresentations by the Plan Administrator or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

The average yields earned by the Fund at December 31, 2011, and 2010, are as follows:

Average Yields for GICs	2011	2010

Based on actual earnings	4.01%	3.76%
Based on interest rate credited to participants	2.74%	2.83%

4. Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables represent financial assets measured at fair value:

	Fair Value at December 31, 2011
	Level 1	Level 2	Level 3
	(in thousands)
Fair value measurements
Cash equivalents	$—	$18,343	$—
Commingled funds:
Target Corporation Common Stock Fund(a)	1,842,401	—	—
Lifecycle funds(b)	—	887,442	—
U.S. government and agency obligations(c)	—	271,794	—
U.S. equities(c)	—	881,660	—
International equities(c)	—	420,912	—
Stable Value Fund(d):
Collective trust funds	—	234,197	—
Synthetic guaranteed investment contracts	—	691,236	—
Total	$1,842,401	$3,405,584	$

	Fair Value at December 31, 2010
	Level 1	Level 2	Level 3
	(in thousands)
Fair value measurements
Cash equivalents	$—	$23,311	$—
Commingled funds:
Target Corporation Common Stock Fund(a)	2,225,468	—	—
Lifecycle funds(b)	—	773,047	—
U.S. government and agency obligations(c)	—	212,736	—
U.S. equities(c)	—	804,817	—
International equities(c)	—	458,655	—
Stable Value Fund(d):
Collective trust funds	—	229,377	—
Synthetic guaranteed investment contracts	—	825,610	—
Total	$2,225,468	$3,327,553	$—

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

a      This is a self-managed fund which invests in the Company’s common stock. The Fund’s objective is to closely track the performance of the Company’s common stock. The Plan can redeem this investment daily. The classification in the fair value table at December 31, 2010 has been revised to conform with the current year classification, consistent with the Level 1 measurement principles applied to the underlying investments in all periods presented.

b      These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, and cash. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

c      These categories include investments in passively managed index commingled funds with holdings in U.S. government and agency obligations and domestic and international equity securities. The Plan can redeem these investments daily.

d      The Stable Value Fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and synthetic GICs. These investments are described in Note 3.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following sets forth the types of assets measured at fair value and a description of the valuation technique for each asset type:

Position Description	Valuation Technique

Cash equivalents/Commingled funds

Valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. The fair value of the Company’s common stock is based upon the unadjusted quoted price in an active market.

Stable Value Fund

Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. Fair value of synthetic GICs is based on the cumulative value of the underlying investments and the fair value of the wrap contracts provided by the insurance companies. Underlying investments in fixed income securities are primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics. Futures derivatives are initially valued at transaction price, with subsequent valuations based on observable inputs to the valuation model (e.g., underlying investments). Underlying interest rate and credit default swap derivatives are valued using models calibrated to initial trade price. Subsequent valuations are based on observable inputs to the valuation model (e.g., interest rates and credit spreads). Model inputs are only changed when corroborated by market data. A credit risk adjustment is made on each swap using observable market credit spreads. The fair value of the wrap contracts is based on the wrap contract fees provided by the insurance companies, which are observable inputs.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

At December 31, 2011, participants may allocate their investments among 19 investment funds and change their investment elections daily for both existing balances and future contributions.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated in fair value as follows:

Net Appreciation/ (Depreciation) in Fair Value During Year
(in thousands)
Year ended December 31, 2011:
Commingled funds	$(29,763)
Target Corporation Common Stock Fund	(327,102)
$(356,865)

Year ended December 31, 2010:
Commingled funds	$278,602
Target Corporation Common Stock Fund	455,878
$734,480

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	At December 31,
	2011	2010
	(in thousands)

Target Corporation Common Stock Fund*	$1,842,401	$2,225,468
State Street Bank & Trust Co. S&P 500 Index Non-Lending Series Fund*	394,489	356,893
State Street Bank & Trust Co. International Index Non-Lending Series Fund*	303,442	286,587
State Street Bank & Trust Co. Treasury Inflation Index Fund *	271,794	^

*     Indicates issuer is a party-in-interest to the Plan.

^      Investments did not represent 5% or more of the Plan’s net assets as of this date.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

During 2011 and 2010, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2011	2010
	(in thousands)

Number of common shares purchased	6,582	6,093
Cost of common shares purchased	$337,267	$322,089

Number of common shares sold	7,382	8,774
Market value of common shares sold	$380,402	$472,407
Cost of common shares sold	$291,628	$324,503

Number of common shares distributed to plan participants	266	238
Market value of common shares distributed to plan participants	$13,703	$12,822
Cost of common shares distributed to plan participants	$10,402	$8,815

Dividends received (net of pass-through dividends)	$40,771	$32,723

Certain plan investments are shares of short-term and commingled investment funds managed by State Street Bank, the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Investment management fees paid by the Plan are included as a reduction of the return earned on each fund.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Income Tax Status (continued)

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

8. Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each of the counterparties.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
	(in thousands)
Net assets available for benefits per the financial statements	$5,327,266	$5,541,205
Amounts allocated to withdrawing participants	(1,958)	(1,970)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	49,885	29,310
Participant contribution receivable accrual	(9,894)	(8,616)
Employer contribution receivable accrual	(6,588)	(5,762)
Net assets available for benefits per the Form 5500	$5,358,711	$5,554,167

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,
2011
(in thousands)

Benefits paid to participants per the financial statements	$405,624
Amounts allocated to withdrawing participants at December 31, 2010	(1,970)
Amounts allocated to withdrawing participants at December 31, 2011	1,958
Benefits paid to participants per the Form 5500	$405,612

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
	(in thousands)
Participant contributions available for benefits per the financial statements	$11,822	$10,562
Participant contribution receivable accrual	(9,894)	(8,616)
Participant contributions available for benefits per the Form 5500	$1,928	$1,946

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
	(in thousands)
Employer contributions available for benefits per the financial statements	$12,541	$11,693
Employer contribution receivable accrual	(6,588)	(5,762)
Employer contributions available for benefits per the Form 5500	$5,953	$5,931

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

Year Ended December 31,
2011
(in thousands)
Additions to net assets attributed to participant contributions per the financial statements	$295,880
Change in participant contribution receivable accrual	(1,278)
Additions to net assets attributed to participant contributions per the Form 5500	$294,602

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

Year Ended December 31,
2011
(in thousands)
Additions to net assets attributed to employer contributions per the financial statements	$196,525
Change in employer contribution receivable accrual	(826)
Additions to net assets attributed to employer contributions per the Form 5500	$195,699

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions to net assets per the financial statements to total income per the Form 5500:

Year Ended December 31,
2011
(in thousands)

Total additions to net assets per the financial statements	$205,093
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(29,310)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	49,885
Change in participant contribution receivable accrual	(1,278)
Change in employer contribution receivable accrual	(826)
Total income per the Form 5500	$223,564

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

			Investments
Face Amount or Number	Identity of Issue and	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	at Cost(d)	Value(e)

Cash equivalents

18,342,834	*State Street Bank & Trust Co. Short-term Investment Fund	$18,342,834	$18,342,834

Commingled investment funds
42,812,595	*Target Corporation Common Stock Fund	1,450,491,764	1,842,400,244

	Barclays Global Investors
2,625,817	US Real Estate Index Fund	77,758,718	77,217,398

	Barclays Global Investors
7,477,908	BGI S&P 500 Value	98,199,097	106,186,298

	Barclays Global Investors
9,411,507	BGI S&P 500 Growth	92,216,597	107,102,952

	*State Street Bank & Trust Co.
5,078,016	Emerging Markets Index Non-Lending Series Fund	119,421,080	117,469,753

	*State Street Bank & Trust Co.
11,558,798	U.S. Inflation Protected Bond Index Non-Lending Series Fund	228,974,331	271,793,584

	*State Street Bank & Trust Co.
18,238,876	S&P 500 Index Non-Lending Series Fund	340,194,952	394,488,659

	*State Street Bank & Trust Co.
25,238,483	International Index Non-Lending Series Fund	305,068,038	303,442,277

	*State Street Bank & Trust Co.
8,705,460	Russell 2000 Index Fund	184,699,442	196,665,050

7,078,989	Blackrock, Inc. LIFEPATH INDEX RETIREMENT FUND	91,467,700	97,760,842
5,307,570	Blackrock, Inc. LIFEPATH INDEX 2015 FUND F	71,090,927	76,322,852
6,636,046	Blackrock, Inc. LIFEPATH INDEX 2020 FUND F	91,193,381	97,748,954
6,566,856	Blackrock, Inc. LIFEPATH INDEX 2025 FUND F	91,983,223	98,962,524
6,548,267	Blackrock, Inc. LIFEPATH INDEX 2030 FUND F	93,292,366	100,253,973
6,550,829	Blackrock, Inc. LIFEPATH INDEX 2035 FUND F	94,983,641	101,996,406
6,685,546	Blackrock, Inc. LIFEPATH INDEX 2040 FUND F	98,745,816	105,564,777
6,071,305	Blackrock, Inc. LIFEPATH INDEX 2045 FUND F	91,515,673	97,323,025
6,870,557	Blackrock, Inc. LIFEPATH INDEX 2050 FUND F	107,128,449	111,509,142
	Total commingled investment funds	3,728,425,195	4,304,208,710

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Wrap contracts
	ING Life Insurance and Annuity Co.
	Group Annuity Contract	A2/A	n/a	3.85%	$ n/a	$—
	Pacific Mutual Life Insurance Co.
	Group Annuity Contract	A1/A+	n/a	3.85%	n/a	—

Underlying Portfolio
Fixed income securities
430,000	ABB TREASURY CENTER USA SR UNSECURED 144A		6/15/2016	2.50%	427,282	432,378
200,000	ABBEY NATL TREASURY SERV BANK GUARANT		4/25/2014	2.88%	199,540	186,450
500,000	ABBEY NATL TREASURY SERV BANK GUARANT		4/27/2016	4.00%	499,800	448,577
465,000	ACCESS TO LOANS FOR LEARNING S ACCSTD 04/24 FLOATING VAR		4/25/2024	1.00%	455,700	446,781
155,000	AID EGYPT US GOVT GUAR		9/15/2015	4.45%	164,757	173,402
240,000	ALLY BANK		11/17/2014	1.40%	240,000	239,118
2,400,000	ALLY FINANCIAL INC FDIC GUARANT		10/30/2012	1.75%	2,399,784	2,430,955
200,000	ALTRIA GROUP INC COMPANY GUAR		5/5/2021	4.75%	211,542	220,208
175,000	ALTRIA GROUP INC COMPANY GUAR		11/10/2018	9.70%	233,574	235,447
640,000	AMER EXPRESS CREDIT CO SR UNSECURED		8/20/2013	7.30%	695,814	694,566
800,000	AMERICA MOVIL SAB DE CV		9/8/2016	2.38%	794,992	797,771
425,000	AMERICA MOVIL SAB DE CV		9/8/2016	2.38%	421,549	423,816
250,000	AMERICAN EXPR CENTURION		9/10/2012	2.25%	250,000	252,925
175,000	AMERICAN INTL GROUP SR UNSECURED		5/18/2017	5.45%	180,140	167,237
325,000	AMERICAN INTL GROUP SR UNSECURED		10/18/2016	5.60%	340,881	313,247
1,358,274	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2011 2 A2		9/8/2014	0.90%	1,358,181	1,357,127
380,000	AMERISOURCEBERGEN CORP		11/15/2021	3.50%	379,460	390,226
900,000	AMGEN INC SR UNSECURED		2/1/2013	0.38%	903,938	904,932
400,000	AMGEN INC SR UNSECURED		6/1/2018	6.15%	459,336	465,274
460,000	ANHEUSER BUSCH COS LLC COMPANY GUAR		3/1/2019	5.00%	505,044	518,126
375,000	ANHEUSER BUSCH INBEV WOR COMPANY GUAR		1/15/2015	4.13%	374,486	404,311
750,000	ANHEUSER BUSCH INBEV WOR COMPANY GUAR		1/15/2020	5.38%	882,758	879,603
900,000	ARISTOTLE HOLDING INC 144A		11/15/2016	3.50%	907,173	916,610
1,070,000	ARKLE MASTER ISSUER PLC ARKLE 2010 2A 1A1 144A		5/17/2060	1.87%	1,070,000	1,066,914
697,032	ARRAN RESIDENTIAL MORTGAGES FU ARRMF 2010 1A A1C 144A		5/16/2047	1.66%	697,032	695,722
130,000	ASIAN DEVELOPMENT BANK SR UNSECURED		7/16/2018	5.60%	144,729	158,677
550,000	AT&T INC SR UNSECURED		6/15/2016	5.63%	617,683	630,942
140,000	AT&T INC SR UNSECURED		8/15/2015	2.50%	139,572	144,966
450,000	AT&T INC SR UNSECURED		8/15/2016	2.40%	448,529	459,129
200,000	AT&T INC SR UNSECURED		8/15/2021	3.88%	205,316	211,550
735,000	AT&T INC SR UNSECURED		11/15/2013	6.70%	782,303	810,271
275,000	BAE SYSTEMS HOLDINGS INC COMPANY GUAR 144A		8/15/2015	5.20%	277,501	295,683
708,565	BANC OF AMERICA COMMERCIAL MOR BACM 2002 2 A3		7/11/2043	5.12%	707,569	712,480
642,815	BANC OF AMERICA COMMERCIAL MOR BACM 2004 1 A3		11/10/2039	4.43%	627,146	648,285
585,000	BANK OF AMERICA CORP SR UNSECURED		1/5/2021	5.88%	543,177	556,819
375,000	BANK OF AMERICA CORP SR UNSECURED		5/1/2018	5.65%	334,568	357,282
95,000	BANK OF AMERICA CORP SR UNSECURED		5/13/2021	5.00%	84,098	86,529

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
400,000	BANK OF AMERICA CORP SR UNSECURED		5/13/2021	5.00%	$352,428	$364,334
605,000	BANK OF AMERICA CORP SR UNSECURED		7/12/2016	3.75%	587,208	560,181
600,000	BANK OF AMERICA CORP SR UNSECURED		7/1/2020	5.63%	610,343	554,240
260,000	BANK OF AMERICA CORP SR UNSECURED		10/14/2016	5.63%	240,191	249,439
240,000	BANK OF CHINA (NY) CERT OF DEPO		12/23/2013	1.10%	240,000	239,361
400,000	BANK OF SCOTLAND PLC COVERED 144A		2/21/2017	5.25%	415,494	418,875
300,000	BAPTIST HEALTH SOUTH FL NOTES		8/15/2021	4.59%	300,000	325,470
750,000	BARCLAYS BANK PLC SR UNSECURED		1/13/2014	1.25%	750,000	717,320
240,000	BARCLAYS BANK/DELAWARE		12/7/2015	1.55%	240,000	238,301
400,000	BARRICK NA FINANCE LLC COMPANY GUAR		9/15/2018	6.80%	478,088	481,270
550,000	BEAR STEARNS COS LLC SR UNSECURED		2/1/2018	7.25%	575,694	644,793
75,000	BEAR STEARNS COS LLC SR UNSECURED		10/2/2017	6.40%	82,549	83,792
580,000	BEAR STEARNS COS LLC SR UNSECURED		10/2/2017	6.40%	630,153	647,993
275,000	BECTON DICKINSON + CO		11/8/2016	1.75%	274,909	277,067
180,000	BECTON DICKINSON + CO		11/8/2021	3.13%	179,631	186,129
850,000	BERKSHIRE HATHAWAY INC SR UNSECURED 08/14 VAR		8/15/2014	1.16%	851,233	851,903
300,000	BHP BILLITON FIN USA LTD		11/21/2014	1.13%	298,935	300,704
165,000	BHP BILLITON FIN USA LTD		11/21/2016	1.88%	164,124	166,671
200,000	BLACKROCK INC SR UNSECURED		12/10/2019	5.00%	219,614	218,261
500,000	BNP PARIBAS BANK GUARANT		1/10/2014	1.29%	503,845	461,132
300,000	BOARDWALK PIPELINES LLC COMPANY GUAR		11/15/2016	5.88%	299,213	337,479
245,000	BOEING CAPITAL CORP SR UNSECURED		8/15/2016	2.13%	249,123	250,279
230,000	BOTTLING GROUP LLC COMPANY GUAR		6/15/2015	4.13%	247,250	251,769
195,000	BP CAPITAL MARKETS PLC		11/1/2016	2.25%	195,000	196,244
800,000	BP CAPITAL MARKETS PLC		11/1/2016	2.25%	811,264	805,102
940,000	BP CAPITAL MARKETS PLC COMPANY GUAR		3/10/2012	3.13%	939,944	944,312
350,000	BP CAPITAL MARKETS PLC COMPANY GUAR		3/10/2015	3.88%	371,294	373,732
300,000	BP CAPITAL MARKETS PLC COMPANY GUAR		3/11/2016	3.20%	299,724	314,407
1,600,000	BP CAPITAL MARKETS PLC COMPANY GUAR		10/1/2015	3.13%	1,660,992	1,675,877
875,000	BP CAPITAL MARKETS PLC COMPANY GUAR		10/1/2020	4.50%	922,223	963,700
350,000	BURLINGTN NORTH SANTA FE SR UNSECURED		3/15/2018	5.75%	409,815	408,938
150,000	BURLINGTN NORTH SANTA FE SR UNSECURED		10/1/2019	4.70%	167,235	168,342
400,000	CAMPBELL SOUP CO SR UNSECURED		2/15/2019	4.50%	441,056	449,807
725,000	CANADIAN GOVERNMENT SR UNSECURED		9/10/2014	2.38%	722,393	761,344
1,000,000	CANADIAN NATL RESOURCES SR UNSECURED		2/1/2013	5.15%	999,710	1,043,143
295,000	CAPITAL ONE FINANCIAL CO SR UNSECURED		7/15/2014	4.13%	294,838	291,218
650,000	CAPITAL ONE FINANCIAL CO SR UNSECURED		7/15/2021	4.75%	646,991	668,923
400,000	CAPITAL ONE FINANCIAL CO SR UNSECURED		7/15/2021	4.75%	416,636	411,645
340,000	CAPITAL ONE FINANCIAL CO SR UNSECURED		7/15/2021	4.75%	359,455	349,898
342,330	CARMAX AUTO OWNER TRUST CARMX 2008 2 A4B		8/15/2013	1.93%	346,556	344,030
800,000	CATERPILLAR FINANCIAL SE SR UNSECURED		4/1/2014	0.66%	798,848	798,936
400,000	CATERPILLAR INC SR UNSECURED		12/15/2018	7.90%	532,592	532,521
450,000	CELLCO PART/VERI WIRELSS SR UNSECURED		11/15/2018	8.50%	603,365	607,365
475,000	CELLCO PART/VERI WIRELSS SR UNSECURED		11/15/2018	8.50%	504,516	641,108
540,000	CELLCO PART/VERI WIRELSS SR UNSECURED		11/15/2018	8.50%	638,685	728,838

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
1,000,000	CENOVUS ENERGY INC SR UNSECURED		9/15/2014	8.50%	$1,082,400	$1,077,282
245,000	CHEVRON PHILLIPS CHEM CO SR UNSECURED 144A		2/1/2021	4.50%	245,884	262,271
165,000	CHEVRON PHILLIPS CHEM CO SR UNSECURED 144A		6/15/2019	4.75%	209,920	208,885
200,000	CIE FINANCEMENT FONCIER COVERED 144A		4/22/2013	2.13%	202,424	197,852
350,000	CIGNA CORP		11/15/2016	2.75%	349,708	349,233
200,000	CIGNA CORP SR UNSECURED		3/15/2021	4.50%	198,994	205,712
445,000	CINTAS CORPORATION NO. 2 COMPANY GUAR		6/1/2016	2.85%	457,001	456,367
240,000	CIT BANK		11/16/2015	1.65%	240,000	240,214
760,000	CITIBANK OMNI MASTER TRUST COMNI 2009 A17 A17 144A		11/15/2018	4.90%	825,669	826,601
2,000,000	CITIGROUP FUNDING INC FDIC GUARANT		10/22/2012	1.88%	2,007,860	2,027,520
900,000	CITIGROUP FUNDING INC FDIC GUARANT		11/15/2012	1.88%	900,558	912,956
945,000	CITIGROUP INC SR UNSECURED		1/15/2015	6.01%	1,020,312	987,246
175,000	CITIGROUP INC SR UNSECURED		7/2/2013	5.85%	177,693	179,901
255,000	CITIGROUP INC SR UNSECURED		8/12/2014	6.38%	264,876	267,628
150,000	CITIGROUP INC SR UNSECURED		8/12/2014	6.38%	164,408	157,428
595,000	CITIGROUP INC SR UNSECURED		11/21/2017	6.13%	637,037	635,002
790,000	CITIGROUP INC SR UNSECURED		12/15/2015	4.59%	791,675	795,054
450,000	CITIGROUP INC SUBORDINATED		9/15/2014	5.00%	438,491	445,369
190,000	CITIGROUP INC SUBORDINATED		9/15/2014	5.00%	196,014	188,045
824,746	CITIGROUP/DEUTSCHE BANK COMMER CD 2005 CD1 ASB		7/15/2044	5.23%	862,762	872,544
155,000	CLOROX COMPANY SR UNSECURED		10/15/2012	5.45%	154,789	160,594
485,000	CME GROUP INDEX SERVICES COMPANY GUAR 144A		3/15/2018	4.40%	484,030	515,303
300,000	COCA COLA AMATIL LTD COMPANY GUAR 144A		11/2/2014	3.25%	311,973	314,802
410,000	COCA COLA CO/THE SR UNSECURED		9/1/2016	1.80%	409,918	417,032
50,000	COMCAST CABLE HOLDINGS COMPANY GUAR		8/1/2013	7.88%	57,732	55,024
400,000	COMCAST CORP COMPANY GUAR		1/15/2017	6.50%	472,744	470,471
550,000	COMCAST CORP COMPANY GUAR		2/15/2018	5.88%	619,011	635,947
500,000	COMCAST CORP COMPANY GUAR		3/15/2016	5.90%	572,360	572,296
155,000	COMCAST CORP COMPANY GUAR		5/15/2018	5.70%	176,866	178,368
185,000	COMMONWEALTH REIT SR UNSECURED		8/15/2016	6.25%	176,830	196,145
255,000	COMMONWEALTH REIT SR UNSECURED		11/1/2015	5.75%	254,232	266,177
1,000,000	CONS EDISON CO OF NY SR UNSECURED		12/1/2016	5.30%	1,174,020	1,166,874
9,521	COUNTRYWIDE ASSET BACKED CERTI CWL 2002 6 AV1		5/25/2033	1.15%	9,542	7,360
6,317	COUNTRYWIDE ASSET BACKED CERTI CWL 2004 12 AF4		11/25/2032	4.62%	6,248	6,203
310,000	COX COMMUNICATIONS INC SR UNSECURED		12/15/2014	5.45%	344,646	344,108
29	CREDIT SUISSE MORTGAGE CAPITAL CSMC 2006 8 3A1		10/25/2021	6.00%	27	23
275,000	CREDIT SUISSE NEW YORK SR UNSECURED		8/5/2020	4.38%	274,183	269,629
750,000	CREDIT SUISSE NEW YORK SUBORDINATED		1/14/2020	5.40%	816,938	707,374
809,113	CS FIRST BOSTON MORTGAGE SECUR CSFB 2002 CKS4 A2		11/15/2036	5.18%	792,678	818,360
1,158,755	CS FIRST BOSTON MORTGAGE SECUR CSFB 2002 CP3 A3		7/15/2035	5.60%	1,147,620	1,166,130
1,540,000	CS FIRST BOSTON MORTGAGE SECUR CSFB 2002 CP5 A2		12/15/2035	4.94%	1,541,444	1,570,956
181	CS FIRST BOSTON MORTGAGE SECUR CSFB 2003 AR9 2A2		3/25/2033	2.38%	185	152
1,000,000	CVS CAREMARK CORP SR UNSECURED		5/15/2021	4.13%	1,024,245	1,076,568
1,130,000	DAIMLER FINANCE NA LLC SER 144A		9/15/2014	1.88%	1,126,429	1,123,882
575,000	DANAHER CORP SR UNSECURED		6/23/2016	2.30%	574,080	597,648

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
1,530,000	DBUBS MORTGAGE TRUST DBUBS 2011 LC1A A2 144A		11/10/2046	4.53%	$1,536,227	$1,649,828
310,000	DCP MIDSTREAM LLC SR UNSECURED 144A		3/15/2019	9.75%	351,332	404,113
1,000,000	DELL INC SR UNSECURED		4/1/2014	2.10%	1,020,830	1,020,688
430,000	DEVON ENERGY CORPORATION SR UNSECURED		7/15/2016	2.40%	437,711	440,276
1,900,000	DIRECTV HOLDINGS/FING COMPANY GUAR		3/1/2016	3.50%	1,896,409	1,958,756
600,000	DIRECTV HOLDINGS/FING COMPANY GUAR		3/1/2016	3.50%	617,172	618,554
715,000	DISCOVERY COMMUNICATIONS COMPANY GUAR		6/1/2015	3.70%	713,935	751,995
450,000	DOMINION RESOURCES INC SR UNSECURED		6/15/2018	6.40%	497,903	543,088
745,000	DOW CHEM CO		11/15/2021	4.13%	749,912	764,161
550,000	DOW CHEMICAL CO/THE SR UNSECURED		5/15/2014	7.60%	622,930	621,950
340,000	DR PEPPER SNAPPLE GROUP COMPANY GUAR		1/15/2016	2.90%	341,804	352,621
380,000	DUKE ENERGY CAROLINAS		12/15/2016	1.75%	379,381	382,916
250,000	DUKE ENERGY CAROLINAS 1ST REF MORT		1/15/2018	5.25%	249,150	295,583
15,000	E.I. DU PONT DE NEMOURS SR UNSECURED		1/15/2013	5.00%	14,967	15,646
370,000	EATON CORP SR UNSECURED		3/20/2014	5.95%	408,798	407,270
150,000	ECOLAB INC		12/8/2014	2.38%	149,910	152,913
575,000	ECOLAB INC		12/8/2016	3.00%	575,024	594,786
265,000	ECOLAB INC		12/8/2016	3.00%	264,475	274,119
575,000	ECOLAB INC		12/8/2021	4.35%	587,088	614,036
850,000	EDISON INTERNATIONAL SR UNSECURED		9/15/2017	3.75%	835,720	874,678
650,000	EKSPORTFINANS A/S		11/17/2014	3.00%	646,984	578,739
1,000,000	EKSPORTFINANS ASA SR UNSECURED		4/5/2013	0.58%	995,940	905,505
560,000	EKSPORTFINANS ASA SR UNSECURED		5/25/2016	5.50%	537,925	516,355
175,000	EKSPORTFINANS ASA SR UNSECURED		6/26/2017	5.50%	163,924	159,230
300,000	ENBRIDGE ENERGY PARTNERS SR UNSECURED		12/15/2016	5.88%	300,108	343,560
175,000	ENDURANCE SPECIALTY HLDG SR UNSECURED		10/15/2015	6.15%	174,368	183,570
270,000	ENTERGY ARKANSAS INC 1ST MORTGAGE		2/15/2021	3.75%	269,922	281,153
295,000	ENTERGY ARKANSAS INC 1ST MORTGAGE		8/1/2013	5.40%	294,979	312,834
475,000	ERP OPER LTD PARTNERSHIP		12/15/2021	4.63%	473,190	484,383
265,000	ERP OPER LTD PARTNERSHIP		12/15/2021	4.63%	263,990	270,235
744,780	EXTENDED STAY AMERICA TRUST ESA 2010 ESHA A 144A		11/5/2027	2.95%	737,347	746,167
800,000	FANNIE MAE FRN		12/28/2016	1.00%	799,600	802,083
775,000	FANNIE MAE BONDS		5/11/2017	5.00%	918,179	919,901
2,470,000	FANNIE MAE NOTES		3/15/2016	5.00%	2,864,459	2,878,350
6,000,000	FANNIE MAE NOTES		5/17/2013	0.38%	5,996,760	6,006,144
800,000	FANNIE MAE NOTES		9/28/2016	1.00%	799,200	803,368
4,600,000	FANNIE MAE NOTES		10/26/2015	1.63%	4,722,232	4,714,117
800,000	FANNIE MAE NOTES		10/26/2016	1.00%	800,000	805,234
1,057,000	FANNIE MAE NOTES		11/15/2016	1.38%	1,056,419	1,066,335
1,000,000	FANNIE MAE NOTES		11/28/2016	1.00%	1,000,000	1,001,059
508,096	FDIC 2011 C1 A		3/25/2017	1.84%	508,096	512,890
8,728	FED HM LN PC POOL 1H2524		8/1/2035	2.47%	8,705	9,213
3,404	FED HM LN PC POOL 420045		10/1/2026	2.56%	3,444	3,461
14,511	FED HM LN PC POOL 780447		4/1/2033	2.50%	14,375	15,177
92	FED HM LN PC POOL 780967		10/1/2033	2.40%	92	97

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
5,304	FED HM LN PC POOL 781085		12/1/2033	2.36%	$5,225	$5,551
4,295	FED HM LN PC POOL 847751 84 7715		8/1/2034	2.42%	4,285	4,514
1,401	FED HM LN PC POOL 847752		2/1/2034	3.37%	1,392	1,473
27,300	FED HM LN PC POOL E93978		1/1/2013	5.00%	27,739	27,676
510,690	FEDERAL HOME LN MTG CORP PREASSIGN 00269/2395 CL FD		5/15/2029	0.88%	513,882	513,553
86,509	FEDERAL HOME LN MTG CORP PREASSIGN 00746 SER 2829 CL AK		4/15/2022	5.00%	89,050	87,398
72,577	FEDERAL HOME LN MTG CORP PREASSIGN 00885 SER 2580 CL QM		10/15/2031	5.00%	75,389	73,447
163,278	FEDERAL HOME LN MTG CORP SER 2614 CL NA		4/15/2033	3.75%	166,748	166,336
16,971	FEDERAL HOME LN MTG CORP SER 2702 CL PB		6/15/2020	5.00%	17,149	16,968
90,454	FEDERAL HOME LN MTG CORP SER 2777 CL AB		6/15/2029	4.50%	93,888	90,743
107,299	FEDERAL HOME LN MTG CORP SER 2820 CL PE		3/15/2030	5.50%	111,457	107,796
28,072	FEDERAL HOME LN MTG CORP SER 2895 CL F		6/15/2031	0.63%	28,028	28,070
61,565	FEDERAL HOME LN MTG CORP SER 3000 CL BA		7/15/2023	4.50%	63,104	61,909
52,367	FEDERAL HOME LN MTG CORP SER 3027 CL DC PREASSIGN 00724		9/15/2035	5.00%	54,232	52,683
15,262	FEDERAL HOME LN MTG CORP SER 3080 CL VU		11/15/2016	5.50%	16,130	15,256
94,310	FEDERAL HOME LN MTG CORP SER 3114 CL GC		1/15/2034	5.00%	98,893	95,774
835,992	FEDERAL HOME LN MTG CORP SER 3128 CL JF		3/15/2036	0.65%	828,677	833,235
31,689	FEDERAL HOME LN MTG CORP SER 3201 CL PD		9/15/2032	6.00%	33,338	31,679
170,791	FEDERAL HOME LN MTG CORP SER K001 CL A2		4/25/2016	5.65%	171,645	189,103
42,062	FEDERAL HOME LN MTG PC GTD SER 1641 CL 1641 FA VAR RTE		12/15/2013	1.26%	42,384	42,076
63,000	FEDERAL HOME LN MTG SER 2683 CL JA		10/15/2016	4.00%	64,762	63,230
400,000	FEDERAL HOME LOAN BANK BONDS		9/13/2019	4.50%	469,980	472,193
1,900,000	FEDERAL HOME LOAN BANK BONDS		12/14/2012	1.75%	1,908,664	1,925,766
452,598	FEDERAL HOME LOAN MTG CORP 2006 76 CL QF		8/25/2036	0.69%	431,099	451,385
36,820	FEDERAL HOME LOAN MTG CORP SERIES 2628 CL LE		6/15/2033	3.25%	37,234	38,004
275,860	FEDERAL NATIONAL MTG ASSN SER 2004 90 CL GF		11/25/2034	0.59%	272,929	275,210
291,024	FEDERAL NATIONAL MTG ASSOC FRN		7/25/2034	0.69%	288,023	291,191
163,550	FEDERAL NATL MTG ASSN 2004 83 CL AB		7/25/2030	4.50%	170,807	164,507
108,376	FEDERAL NATL MTG ASSN PREASSIGN 00533/2002 T6 CL A1		2/25/2032	3.31%	98,893	113,104
448,570	FEDERAL NATL MTG ASSN PREASSIGN 00627		3/25/2027	0.70%	432,309	444,162
713,070	FEDERAL NATL MTG ASSN PREASSIGN 00728 SER 2003 T4 1A		9/26/2033	0.51%	684,547	703,320
78,275	FEDERAL NATL MTG ASSN REMIC 2004 45 CL VL		7/25/2023	6.00%	82,825	78,479
4,662	FEDERAL NATL MTG ASSN REMIC SER 2003 128 CL DR		9/25/2020	4.50%	4,773	4,659
322,486	FEDERAL NATL MTG ASSN REMIC TR 2004 79 CL FA		8/25/2032	0.58%	317,649	321,933
3,665	FEDERAL NATL MTG ASSN SER 2003 13 CL PG PRE 00077		11/25/2032	5.00%	3,638	3,663
14,698	FEDERAL NATL MTG ASSN SER 2005 46 CL LC		8/25/2018	4.50%	14,207	14,708
421,104	FEDERAL NATL MTG ASSN SER 2006 104 CL FV		11/25/2036	0.63%	404,260	419,528
209,486	FEDERAL NATL MTG ASSN SER 2007 67 CL FA		4/25/2037	0.54%	207,391	208,440
292,879	FEDERAL NATL MTG SER 2006 93 CLASS FP		4/25/2036	0.59%	286,884	291,711
165,000	FHMS KO13 A2		1/25/2021	3.97%	166,640	181,412
179,139	FHR 2627 MY		8/15/2022	5.00%	187,200	185,702
498,576	FHR 3019 FH		8/15/2035	0.58%	497,828	498,070
55,736	FHR 3384 BH		4/15/2029	5.50%	58,035	56,160
342,186	FHR 3387 FD		11/15/2037	0.86%	341,438	343,010
64,365	FHR 3457 MA		11/15/2025	5.00%	66,568	64,929

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
175,000	FIFTH THIRD BANCORP SR UNSECURED		1/25/2016	3.63%	$174,794	$177,554
300,000	FIFTH THIRD BANK SR UNSECURED		5/17/2013	0.58%	278,973	294,389
492,908	FNMA POOL 467288		3/1/2018	2.80%	475,310	511,001
420,000	FNMA POOL 468123		5/1/2018	3.84%	426,038	455,009
3,870,169	FNMA POOL 735028		9/1/2014	5.74%	4,070,329	4,219,548
5,488	FNMA POOL 735925		10/1/2035	5.00%	5,693	5,933
296,727	FNMA POOL FN0004		12/1/2020	3.63%	287,907	318,226
296,622	FNMA POOL FN0009		10/1/2020	3.42%	283,830	314,316
144,624	FNR 2006 37 DA		1/25/2032	5.50%	150,228	146,164
322,302	FNR 2006 60 CO SER 2006 48 CL FA		6/25/2036	0.69%	316,460	321,508
817,628	FNR 2006 72 HF		8/25/2026	0.59%	814,966	816,712
176,277	FNR 2007 14 Z REMIC TR 2007 9 CL FB		3/25/2037	0.64%	173,991	175,562
404,724	FNR 2007 14 Z SER 2006 123 CL PF		1/25/2037	0.55%	398,148	402,032
574,070	FNR 2007 14 Z SER 2007 2 CL FM		2/25/2037	0.54%	571,648	570,159
344,636	FNR 2007 22 FC		3/25/2037	0.71%	344,044	342,310
320,333	FNR 2011 3 FA		2/25/2041	0.97%	319,933	323,217
854,716	FREDDIE MAC FHR 3879 MF		9/15/2038	0.63%	856,152	852,031
973,000	FREDDIE MAC NOTES		8/25/2016	2.00%	1,009,059	1,011,790
900,000	FREDDIE MAC NOTES		9/20/2016	1.00%	900,000	900,954
5,695,000	FREDDIE MAC NOTES		9/30/2019	3.53%	5,695,000	5,735,879
900,000	FREDDIE MAC NOTES		10/30/2013	0.38%	899,433	898,880
342,000	FREDDIE MAC NOTES		11/17/2017	5.13%	411,853	411,799
3,200,000	FREDDIE MAC NOTES		12/29/2014	0.63%	3,192,893	3,197,658
400,000	FREEPORT MCMORAN C & G SR UNSECURED		4/1/2017	8.38%	425,500	425,000
240,000	GE CAPITAL FINANCIAL INC		11/17/2014	1.55%	240,000	239,721
240,000	GE CAPITAL RETAIL BANK		12/29/2016	2.10%	240,000	237,754
540,000	GENERAL DYNAMICS CORP COMPANY GUAR		7/15/2021	3.88%	588,379	583,890
400,000	GENERAL ELEC CAP CORP FDIC GUARANT		9/28/2012	2.00%	399,640	405,442
400,000	GENERAL ELEC CAP CORP FDIC GUARANT		12/21/2012	2.13%	411,868	407,441
3,500,000	GENERAL ELEC CAP CORP FDIC GUARANT		12/28/2012	2.63%	3,548,150	3,583,773
800,000	GENERAL ELEC CAP CORP SR UNSECURED		4/10/2012	0.51%	656,128	800,139
600,000	GENERAL ELEC CAP CORP SR UNSECURED		5/8/2013	0.59%	576,330	596,734
750,000	GENERAL ELEC CAP CORP SR UNSECURED		5/1/2018	5.63%	827,198	840,002
670,000	GENERAL ELEC CAP CORP SR UNSECURED		9/15/2014	0.81%	499,150	642,746
905,000	GENERAL ELEC CAP CORP SR UNSECURED		12/17/2013	0.68%	647,075	877,677
325,000	GENERAL ELEC CAP CORP TRANCHE TR00800		9/15/2017	5.63%	346,684	359,702
410,000	GENZYME CORP COMPANY GUAR		6/15/2015	3.63%	435,729	437,757
405,000	GILEAD SCIENCES INC		12/1/2016	3.05%	404,336	414,511
440,000	GILEAD SCIENCES INC SR UNSECURED		4/1/2021	4.50%	451,101	466,504
186,528	GNMA POOL 752842		7/15/2025	3.95%	186,761	204,279
602,479	GNR 2010 87 PF		7/20/2040	0.93%	606,527	603,651
240,000	GOLDMAN SACHS BANK USA		11/17/2014	1.50%	240,000	239,386
195,000	GOLDMAN SACHS GROUP INC		6/15/2020	6.00%	207,032	199,751
850,000	GOLDMAN SACHS GROUP INC SR UNSECURED		1/18/2018	5.95%	904,175	870,588
1,200,000	GOLDMAN SACHS GROUP INC SR UNSECURED		2/7/2016	3.63%	1,188,449	1,159,468

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
270,000	GOLDMAN SACHS GROUP INC SR UNSECURED		2/15/2019	7.50%	$311,761	$298,190
615,000	GOLDMAN SACHS GROUP INC SR UNSECURED		7/27/2021	5.25%	603,744	599,957
125,000	GOLDMAN SACHS GROUP INC SR UNSECURED		7/27/2021	5.25%	124,933	121,943
340,000	GOOGLE INC SR UNSECURED		5/19/2014	1.25%	339,922	345,116
16,140	GOVERNMENT NATL MTG ASSN GTD 2003 060 REMIC PASSTHRU CTF		11/16/2029	4.75%	16,181	16,139
464,223	GOVERNMENT NATL MTG ASSN REMIC 2002 21 TR CL FV FRN		3/16/2032	0.68%	465,529	465,860
471,487	GS MORTGAGE SECURITIES CORPORA GSMS 2005 GG4 AABA		7/10/2039	4.68%	490,641	477,729
1,643	GSR MORTGAGE LOAN TRUST GSR 2004 2F 11A1		9/25/2019	7.00%	1,693	1,657
505,000	GTE CORP COMPANY GUAR		4/15/2018	6.84%	584,689	604,898
415,000	GTE CORP COMPANY GUAR		11/1/2021	8.75%	547,846	581,132
175,000	GULF SOUTH PIPELINE SR UNSECURED 144A		8/15/2017	6.30%	174,617	198,454
380,000	HARSCO CORP SR UNSECURED		10/15/2015	2.70%	379,635	391,905
600,000	HCP INC SR UNSECURED		1/30/2017	6.00%	649,500	649,198
750,000	HEWLETT PACKARD CO		9/15/2016	3.00%	770,558	755,291
1,000,000	HEWLETT PACKARD CO SR UNSECURED		3/1/2012	0.64%	982,165	999,546
255,000	HEWLETT PACKARD CO SR UNSECURED		3/1/2018	5.50%	287,688	283,424
450,000	HOME DEPOT INC SR UNSECURED		3/1/2016	5.40%	485,474	519,736
345,000	HONEYWELL INTERNATIONAL SR UNSECURED		2/15/2019	5.00%	398,991	401,542
160,000	HP ENTERPRISE SERVICES SR UNSECURED		8/1/2013	6.00%	171,110	169,612
400,000	HSBC BANK PLC		5/24/2016	3.10%	399,852	400,024
755,000	HSBC HOLDINGS PLC SR UNSECURED		1/14/2022	4.88%	764,435	797,954
350,000	HYUNDAI CAPITAL SERVICES SR UNSECURED 144A		7/27/2016	4.38%	361,025	356,951
235,000	IBERDROLA INTL BV COMPANY GUAR		6/15/2012	6.75%	260,622	240,314
265,000	IBM CORP SR UNSECURED		6/15/2013	7.50%	300,478	291,100
335,000	IBM CORP SR UNSECURED		7/22/2016	1.95%	340,698	344,769
260,000	IBM CORP SR UNSECURED		11/1/2019	8.38%	343,671	368,778
900,000	ING BANK NV COVERED 144A		1/14/2016	2.50%	894,273	883,780
1,000,000	INTEL CORP SR UNSECURED		10/1/2016	1.95%	1,014,390	1,028,017
520,000	INTEL CORP SR UNSECURED		10/1/2021	3.30%	518,762	547,783
750,000	INTL GAME TECHNOLOGY SR UNSECURED		6/15/2019	7.50%	871,805	864,209
135,000	JERSEY CENTRAL PWR & LT SR UNSECURED		2/1/2019	7.35%	134,829	169,505
325,000	JERSEY CENTRAL PWR & LT SR UNSECURED		5/1/2016	5.63%	359,164	367,260
1,000,000	JOHN DEERE CAPITAL CORP		1/13/2017	2.00%	1,015,860	1,014,953
250,000	JOHNSON CONTROLS INC		12/1/2016	2.60%	249,873	252,207
500,000	JP MORGAN CHASE BANK NA SUBORDINATED		7/5/2017	6.00%	496,095	536,502
685,000	JP MORGAN CHASE BANK NA SUBORDINATED		10/1/2017	6.00%	761,313	736,858
649,570	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2002 CIB4 A3		5/12/2034	6.16%	653,630	649,878
635,000	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2010 C2 A3 144A		11/15/2043	4.07%	641,348	666,366
400,000	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2011 PLSD A2 144A		11/13/2044	3.37%	399,875	405,806
4,511	JP MORGAN MORTGAGE TRUST JPMMT 2005 A4 2A1		7/25/2035	2.79%	4,422	3,533
500,000	JPMORGAN CHASE & CO SR UNSECURED		1/24/2014	1.22%	504,080	492,432
80,000	JPMORGAN CHASE & CO SR UNSECURED		1/20/2015	3.70%	82,152	82,944
385,000	JPMORGAN CHASE & CO SR UNSECURED		1/15/2018	6.00%	411,182	429,536
200,000	JPMORGAN CHASE & CO SR UNSECURED		7/22/2020	4.40%	200,156	204,243
805,000	JPMORGAN CHASE & CO SR UNSECURED		8/15/2021	4.35%	808,039	812,975

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
400,000	JPMORGAN CHASE & CO SR UNSECURED		8/15/2021	4.35%	$393,886	$403,963
195,000	KANSAS GAS & ELECTRIC CO 1ST MORTGAGE 144A		6/15/2019	6.70%	197,310	241,756
425,000	KEY BANK NA SUBORDINATED		3/3/2016	5.45%	460,517	457,381
355,000	KIMBERLY CLARK CORP SR UNSECURED		8/1/2017	6.13%	419,521	434,232
400,000	KINDER MORGAN ENER PART SR UNSECURED		2/1/2017	6.00%	451,620	452,710
150,000	KINDER MORGAN ENER PART SR UNSECURED		3/1/2016	3.50%	150,485	155,958
275,000	KRAFT FOODS INC SR UNSECURED		8/23/2018	6.13%	296,620	324,484
350,000	KROGER CO/THE COMPANY GUAR		4/15/2013	5.00%	367,756	366,153
525,000	LAB CORP OF AMER HLDGS SR UNSECURED		5/15/2016	3.13%	540,970	545,359
1,030,000	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2003 C7 A3		9/15/2027	4.56%	1,056,917	1,035,507
692,097	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2004 C6 A5		8/15/2029	4.83%	716,861	703,789
185,000	LOCKHEED MARTIN CORP		9/15/2016	2.13%	184,859	185,302
419,000	LOWES COMPANIES INC		11/15/2021	3.80%	419,010	439,916
210,000	LOWES COMPANIES INC		11/15/2021	3.80%	209,847	220,483
85,000	MACQUARIE BANK LTD SUB NOTES 144A		4/7/2021	6.63%	84,834	78,366
535,000	MAGELLAN MIDSTREAM PARTN SR UNSECURED		7/15/2018	3.18%	584,482	640,287
600,000	MANUF & TRADERS TRUST CO SUBORDINATED		4/1/2013	1.87%	584,250	594,031
775,000	MANULIFE FINANCIAL CORP SR UNSECURED		9/17/2015	3.40%	773,869	779,322
140,000	MARATHON PETROLEUM CORP		3/1/2016	3.50%	139,989	142,505
464,000	MASSMUTUAL GLOBAL FUNDIN SR SECURED 144A		7/16/2012	3.63%	463,638	470,961
253	MASTR ADJUSTABLE RATE MORTGAGE MARM 2002 3 B2		10/25/2032	3.18%	256	94
500,000	MELLON FUNDING CORP COMPANY GUAR		5/15/2014	0.61%	494,715	494,346
175,000	MERRILL LYNCH & CO SR UNSECURED		4/25/2018	6.88%	196,112	172,539
225,000	MERRILL LYNCH & CO SR UNSECURED		8/28/2017	6.40%	224,672	217,868
1,015,754	MERRILL LYNCH MORTGAGE TRUST MLMT 2005 CIP1 A2		7/12/2038	4.96%	1,027,975	1,024,962
200,000	MET LIFE GLOB FUNDING I SR SECURED 144A		4/10/2013	5.13%	199,852	208,927
1,000,000	MET LIFE GLOB FUNDING I SR SECURED 144A		6/10/2014	5.13%	1,044,820	1,076,728
750,000	METLIFE INC SR UNSECURED		2/8/2021	4.75%	764,124	811,345
420,000	METLIFE INC SR UNSECURED		2/8/2021	4.75%	424,535	454,353
215,000	MIDAMERICAN ENERGY CO SR UNSECURED		3/15/2018	5.30%	250,587	251,061
825,000	MIDAMERICAN ENERGY HLDGS SR UNSECURED		4/1/2018	5.75%	872,157	952,056
1,405,000	MORGAN STANLEY SR UNSECURED		1/24/2014	2.02%	1,405,000	1,293,207
100,000	MORGAN STANLEY SR UNSECURED		4/29/2016	3.80%	91,697	92,131
125,000	MORGAN STANLEY SR UNSECURED		4/29/2016	3.80%	124,847	115,164
265,000	MORGAN STANLEY SR UNSECURED		4/27/2017	5.55%	275,521	255,675
1,150,000	MORGAN STANLEY SR UNSECURED		4/1/2018	6.63%	1,232,245	1,135,559
400,000	MORGAN STANLEY SR UNSECURED		4/1/2018	6.63%	377,188	394,977
370,000	MORGAN STANLEY SR UNSECURED		7/28/2021	5.50%	344,318	342,115
350,000	MORGAN STANLEY SR UNSECURED		7/28/2021	5.50%	312,892	323,622
210,000	MORGAN STANLEY SR UNSECURED		9/23/2019	5.63%	217,724	194,477
105,000	MORGAN STANLEY SR UNSECURED		12/28/2017	5.95%	102,781	100,037
700,000	NA DEVELOPMENT BANK SR UNSECURED		2/11/2020	4.38%	695,381	786,292
600,000	NATIONAL BANK OF CANADA		10/19/2016	2.20%	599,688	604,967
355,000	NATIONAL CITY BANK SUBORDINATED		6/7/2017	5.80%	372,279	390,815
350,000	NATIONAL RURAL UTIL COOP COLLATERAL T		11/1/2018	10.38%	499,454	503,564

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
660,000	NBCUNIVERSAL MEDIA LLC		4/1/2016	2.88%	$664,241	$672,879
1,000,000	NBCUNIVERSAL MEDIA LLC SR UNSECURED		4/1/2014	2.10%	1,014,160	1,016,475
450,000	NBCUNIVERSAL MEDIA LLC SR UNSECURED		4/30/2020	5.15%	497,849	501,019
450,000	NBCUNIVERSAL MEDIA LLC SR UNSECURED		4/1/2021	4.38%	463,976	474,906
530,000	NCUA GUARANTEED NOTES NGN 2010 C1 A2		10/29/2020	2.90%	525,225	559,580
1,981,958	NCUA GUARANTEED NOTES NGN 2010 C1 APT		10/29/2020	2.65%	1,972,362	2,071,419
220,000	NCUA GUARANTEED NOTES US GOVT GUAR		6/12/2015	1.40%	219,694	222,858
635,000	NCUA GUARANTEED NOTES US GOVT GUAR		6/12/2017	2.35%	634,543	656,450
410,000	NCUA GUARANTEED NOTES US GOVT GUAR		6/12/2019	3.00%	409,565	437,232
1,120,000	NCUA GUARANTEED NOTES US GOVT GUAR		6/12/2021	3.45%	1,115,968	1,206,430
630,000	NELNET STUDENT LOAN TRUST NSLT 2008 3 A4		11/25/2024	2.16%	653,625	644,483
200,000	NEVADA POWER CO GENL REF MOR		8/1/2018	6.50%	234,570	241,178
200,000	NEWS AMERICA INC COMPANY GUAR		2/15/2021	4.50%	206,990	209,702
310,000	ONCOR ELECTRIC DELIVERY SR SECURED		9/30/2017	5.00%	332,822	342,656
400,000	ONEOK PARTNERS LP COMPANY GUAR		3/1/2019	8.63%	509,688	513,475
620,000	ONTARIO (PROVINCE OF) SR UNSECURED		5/10/2016	2.30%	619,370	638,478
485,000	ORACLE CORP SR UNSECURED		4/15/2018	5.75%	582,069	588,540
100,000	PACIFICORP 1ST MORTGAGE		7/15/2018	5.65%	118,660	119,382
115,000	PEPSICO INC SR UNSECURED		11/1/2018	7.90%	153,568	155,258
200,000	PETRO CANADA SR UNSECURED		5/15/2018	6.05%	233,306	235,434
400,000	PFIZER INC SR UNSECURED		3/15/2019	6.20%	489,496	493,563
811,000	PHILIP MORRIS INTL INC SR UNSECURED		5/16/2016	2.50%	832,569	838,602
495,000	PHILIP MORRIS INTL INC SR UNSECURED		5/16/2018	5.65%	560,406	585,497
250,000	PNC BANK NA SUBORDINATED		4/1/2018	6.88%	248,055	283,531
205,000	PNC FUNDING CORP BANK GUARANT		2/1/2017	5.63%	224,197	223,219
90,000	PNC FUNDING CORP BANK GUARANT		11/15/2015	5.25%	96,587	97,888
485,000	PROGRESS ENERGY CAROLINA 1ST MORTGAGE		1/15/2019	5.30%	566,079	567,860
725,000	PROGRESS ENERGY INC SR UNSECURED		1/15/2016	5.63%	809,571	828,154
450,000	PROGRESS ENERGY INC SR UNSECURED		3/15/2019	7.05%	511,533	556,546
625,000	PROGRESS ENERGY INC SR UNSECURED		3/15/2019	7.05%	688,606	772,981
300,000	PROVINCE OF QUEBEC UNSECURED		7/29/2020	3.50%	298,821	321,261
600,000	PRUDENTIAL FINANCIAL INC SR UNSECURED		1/14/2015	3.88%	599,136	621,458
250,000	PRUDENTIAL FINANCIAL INC SR UNSECURED		5/12/2016	3.00%	251,735	249,104
300,000	PRUDENTIAL FINANCIAL INC SR UNSECURED		6/15/2012	5.80%	299,286	304,243
350,000	PRUDENTIAL FINANCIAL INC SR UNSECURED		6/15/2017	6.10%	376,842	384,248
275,000	PRUDENTIAL FINANCIAL INC SR UNSECURED		11/15/2020	4.50%	272,905	276,525
95,000	PSEG POWER LLC		9/15/2016	2.75%	94,759	95,465
1,005,000	PSEG POWER LLC COMPANY GUAR		4/15/2013	2.50%	1,003,884	1,020,887
205,000	PUBLIC SERVICE COLORADO 1ST MORTGAGE		6/1/2019	5.13%	242,755	242,352
270,000	QUEST DIAGNOSTIC INC COMPANY GUAR		7/1/2017	6.40%	319,121	319,340
250,000	REINSURANCE GRP OF AMER SR UNSECURED		3/15/2017	5.63%	247,718	272,081
195,000	REPUBLIC SERVICES INC COMPANY GUAR		5/15/2018	3.80%	204,239	201,990
490,000	RIO TINTO FIN USA LTD		9/20/2021	3.75%	488,746	513,452
335,000	ROCHE HLDGS INC COMPANY GUAR 144A		3/1/2014	5.00%	368,879	362,404
750,000	ROYAL BANK OF CANADA FRN		10/30/2014	1.13%	752,243	747,848

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
700,000	ROYAL BANK OF CANADA SENIOR NOTES		7/20/2016	2.30%	$712,719	$711,581
315,000	SAFEWAY INC SR UNSECURED		8/15/2017	6.35%	363,334	357,156
240,000	SALLIE MAE BK MURRAY UT		12/1/2014	1.40%	240,000	239,044
575,000	SAN DIEGO G & E 1ST MORTGAGE		8/15/2021	3.00%	572,050	591,331
1,000,000	SAN DIEGO GAS & ELECTRIC 1ST MORTGAGE		11/15/2015	5.30%	1,151,790	1,145,848
1,140,000	SANTANDER DRIVE AUTO RECEIVABL SDART 2011 3 A3		4/15/2015	1.23%	1,139,873	1,136,528
1,035,000	SANTANDER DRIVE AUTO RECEIVABL SDART 2011 4 A2		3/16/2015	1.37%	1,034,979	1,034,342
475,000	SANTANDER HOLDINGS USA SR UNSECURED		4/19/2016	4.63%	456,223	456,147
388,079	SBA POOL 508109 SBA		4/25/2019	3.58%	417,185	414,768
362,204	SBA POOL 508346 SBA		4/25/2019	2.58%	376,240	376,392
452,202	SBA POOL 508349 SBA		12/25/2019	3.58%	486,258	480,974
710,771	SBA POOL 508413 SBA		11/25/2019	3.55%	765,856	755,985
966,666	SBA POOL 508531 SBA		2/25/2019	4.33%	1,053,062	1,042,453
1,183,452	SBA POOL 508947 SBA		8/25/2022	1.00%	1,265,554	1,267,779
225,000	SCHLUMBERGER INVESTMENT SER 144A		9/14/2021	3.30%	224,738	231,151
759,581	SCHOLAR FUNDING TRUST SCHOL 2011 A A 144A		10/28/2043	1.32%	744,589	738,038
550,000	SCRIPPS NETWORKS INTERAC		12/15/2016	2.70%	547,003	550,292
180,000	SEARIVER MARITIME INC COMPANY GUAR		9/1/2012	0.01%	175,770	178,718
231	SEQUOIA MORTGAGE TRUST SEMT 2004 7 A1		8/20/2034	1.75%	235	208
190,000	SHELL INTERNATIONAL FIN COMPANY GUAR		6/28/2015	3.10%	194,237	203,707
1,000,000	SHERWIN WILLIAMS CO SR UNSECURED		12/15/2014	3.13%	1,058,360	1,053,727
525,000	SIMON PROPERTY GROUP LP		12/1/2021	4.13%	538,163	548,976
350,000	SIMON PROPERTY GROUP LP SR UNSECURED		2/1/2020	5.65%	348,674	401,120
276,450	SLM STUDENT LN TR SER 2003 10 144A CL A 1E		12/15/2016	0.01%	276,364	276,364
50,000	SLM STUDENT LOAN TRUST SLMA 2003 10A A1C 144A		12/15/2016	0.01%	49,992	49,984
50,000	SLM STUDENT LOAN TRUST SLMA 2003 10A A1D 144A		12/15/2016	5.65%	50,000	49,984
810,000	SLM STUDENT LOAN TRUST SLMA 2008 5 A4		7/25/2023	2.12%	810,000	831,282
2,043,662	SLM STUDENT LOAN TRUST SLMA 2010 1 A		3/25/2025	0.69%	2,043,662	2,024,060
80,101	SMALL BUSINESS ADMINISTRATION SBAP 1998 20F 1		6/1/2018	6.30%	80,446	87,525
207,094	SMALL BUSINESS ADMINISTRATION SBIC 2004 P10B 1		8/10/2014	4.75%	207,094	219,149
800,000	SOUTHERN CO SR UNSECURED		9/1/2016	1.95%	798,784	807,550
485,000	STATOIL ASA COMPANY GUAR		4/15/2019	5.25%	538,507	561,264
580,000	STHRN CALIFORNIA ST PUBLIC PWR STNPWR		5/15/2017	6.93%	708,186	732,650
300,000	STRIP PRINC		5/15/2021	0.10%	174,837	251,779
400,000	SUNTRUST BANKS INC SR UNSECURED		4/15/2016	3.60%	401,535	407,335
400,000	SVB FINANCIAL GROUP SR UNSECURED		9/15/2020	5.38%	397,200	409,792
310,000	SWISS RE SOLUTIONS SR UNSECURED		3/1/2019	6.45%	328,756	347,165
250,000	TAMPA ELEC CO		5/15/2021	5.40%	279,210	292,578
205,000	TCI COMMUNICATIONS INC SR UNSECURED		8/1/2015	8.75%	263,310	249,037
570,000	TECK RESOURCES LIMITED COMPANY GUAR		1/15/2021	4.50%	591,158	595,241
500,000	TELEFONICA EMISIONES SAU COMPANY GUAR		6/20/2016	6.42%	500,000	523,247
275,000	TELEFONICA EMISIONES SAU COMPANY GUAR		7/15/2019	5.88%	275,000	271,774
330,000	TELEFONOS DE MEXICO SAB SR UNSECURED		11/15/2019	5.50%	329,119	364,905
225,000	TESCO PLC		12/5/2014	2.00%	224,766	227,350
900,000	TEVA PHARM FIN IV BV		11/10/2021	3.65%	887,409	915,422

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
405,000	TEVA PHARMA FIN II III		6/15/2015	3.00%	$409,617	$421,751
900,000	TEVA PHARMA FIN II III		6/15/2015	3.00%	934,911	937,225
565,000	TEVA PHARMACEUT FIN BV		11/10/2021	3.65%	562,938	574,681
990,000	TIME WARNER CABLE INC COMPANY GUAR		7/1/2013	6.20%	1,034,365	1,062,334
575,000	TIME WARNER CABLE INC COMPANY GUAR		7/1/2018	6.75%	676,172	682,936
700,000	TORONTO DOMINION BANK		10/19/2016	2.38%	705,411	712,313
800,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED		1/9/2012	3.89%	798,728	800,417
800,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED		1/15/2014	0.65%	793,432	794,304
110,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED		6/17/2015	3.20%	112,796	115,700
225,000	TRANSATLANTIC HOLDINGS SR UNSECURED		12/14/2015	5.75%	240,368	237,650
175,000	TRANSOCEAN INC SR NT		3/15/2018	6.00%	189,028	178,854
5	TSY INFL IX N/B		1/15/2021	1.13%	5	6
1,569,214	TSY INFL IX N/B		2/15/2041	2.13%	2,035,056	2,119,542
5,379,098	TSY INFL IX N/B		4/15/2012	2.00%	5,477,767	5,402,632
3,468,864	TSY INFL IX N/B		4/15/2016	0.13%	3,622,055	3,616,291
493,184	TSY INFL IX N/B		7/15/2013	1.88%	516,866	515,724
1,662,029	TSY INFL IX N/B		7/15/2021	0.63%	1,764,971	1,777,982
145,000	TURNER BROADCASTING COMPANY GUAR		7/1/2013	8.38%	133,400	159,762
690,000	U S BANCORP MTN BK ENT		11/15/2016	2.20%	697,487	696,630
375,000	UBS AG STAMFORD CT SR UNSECURED		4/25/2018	5.75%	425,749	388,528
450,000	UBS AG STAMFORD CT SUBORDINATED		7/15/2016	5.88%	491,958	448,173
200,000	UDR INC COMPANY GUAR		6/1/2018	4.25%	197,976	206,877
625,000	UNION BANK NA SR UNSECURED		6/6/2016	3.00%	626,181	629,144
150,000	UNION ELECTRIC CO SR SECURED		2/1/2019	6.70%	184,199	182,226
165,000	UNION ELECTRIC CO SR SECURED		4/1/2018	6.00%	164,502	194,798
245,000	UNION PACIFIC CORP SR UNSECURED		2/15/2020	6.13%	296,448	299,906
335,000	UNIONBANCAL CORPORATION SUBORDINATED		12/16/2013	5.25%	358,001	344,669
110,000	UNITEDHEALTH GROUP INC		11/15/2021	3.38%	109,416	113,767
1,000,000	UNITEDHEALTH GROUP INC SR UNSECURED		2/10/2014	4.75%	1,074,820	1,071,494
350,000	UNIVERSAL CITY DEVELOPMT COMPANY GUAR		11/15/2016	10.88%	409,063	423,500
1,385,000	US TREASURY N/B		1/31/2013	0.63%	1,382,565	1,391,763
1,700,000	US TREASURY N/B		1/15/2013	1.38%	1,723,109	1,721,117
1,030,000	US TREASURY N/B		1/31/2014	1.75%	1,026,818	1,061,463
3,000,000	US TREASURY N/B		2/29/2012	0.88%	3,011,494	3,003,984
4,635,000	US TREASURY N/B		2/28/2013	0.63%	4,658,831	4,659,079
3,445,000	US TREASURY N/B		2/15/2013	1.38%	3,502,845	3,490,887
2,655,000	US TREASURY N/B		2/28/2015	2.38%	2,727,577	2,816,997
1,720,000	US TREASURY N/B		2/15/2017	4.63%	2,005,761	2,041,023
490,000	US TREASURY N/B		2/15/2020	3.63%	497,760	568,285
2,370,000	US TREASURY N/B		2/15/2027	6.27%	3,572,198	3,646,838
1,085,000	US TREASURY N/B		2/15/2036	4.50%	1,244,769	1,419,824
100,000	US TREASURY N/B		2/15/2041	4.75%	133,641	137,813
3,000,000	US TREASURY N/B		3/31/2012	1.00%	3,015,433	3,006,915
700,000	US TREASURY N/B		3/15/2014	1.25%	714,629	714,820
2,320,000	US TREASURY N/B		3/31/2017	3.25%	2,564,312	2,597,676

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
685,000	US TREASURY N/B		4/30/2016	2.00%	$723,095	$723,318
920,000	US TREASURY N/B		4/30/2017	3.13%	996,958	1,024,650
815,000	US TREASURY N/B		5/31/2012	0.75%	818,405	817,356
490,000	US TREASURY N/B		5/31/2013	0.50%	491,243	492,067
835,000	US TREASURY N/B		5/31/2015	2.13%	869,900	881,512
2,230,000	US TREASURY N/B		5/31/2017	2.75%	2,388,906	2,440,630
600,000	US TREASURY N/B		5/15/2017	4.50%	712,617	711,610
670,000	US TREASURY N/B		5/31/2018	2.38%	713,629	718,470
525,000	US TREASURY N/B		5/15/2018	3.88%	552,152	612,363
1,730,000	US TREASURY N/B		5/15/2019	3.13%	1,898,063	1,939,763
4,745,000	US TREASURY N/B		5/15/2020	3.50%	5,071,932	5,458,605
4,600,000	US TREASURY N/B		5/15/2021	3.13%	5,030,379	5,136,185
860,000	US TREASURY N/B		5/15/2021	3.13%	945,563	960,243
2,625,000	US TREASURY N/B		6/30/2012	0.63%	2,632,529	2,632,279
1,200,000	US TREASURY N/B		6/15/2013	1.13%	1,211,484	1,215,797
3,215,000	US TREASURY N/B		6/15/2014	0.75%	3,248,783	3,249,912
1,465,000	US TREASURY N/B		6/30/2016	1.50%	1,480,287	1,515,017
1,090,000	US TREASURY N/B		6/30/2017	2.50%	1,173,649	1,178,818
645,000	US TREASURY N/B		6/30/2018	2.38%	678,661	691,157
1,900,000	US TREASURY N/B		6/30/2018	2.38%	2,028,398	2,035,968
4,000,000	US TREASURY N/B		7/31/2012	0.63%	4,014,688	4,012,344
7,100,000	US TREASURY N/B		7/31/2013	0.38%	7,102,867	7,116,919
5,000,000	US TREASURY N/B		7/15/2014	0.63%	4,969,816	5,038,670
4,700,000	US TREASURY N/B		7/31/2016	1.50%	4,690,169	4,858,992
1,615,000	US TREASURY N/B		7/31/2016	1.50%	1,654,153	1,669,632
615,000	US TREASURY N/B		7/31/2017	2.38%	608,273	660,981
11,675,000	US TREASURY N/B		7/31/2018	2.25%	12,098,714	12,417,460
330,000	US TREASURY N/B		8/15/2013	0.75%	329,639	332,746
900,000	US TREASURY N/B		8/31/2014	2.38%	949,500	948,094
3,275,000	US TREASURY N/B		8/31/2016	1.00%	3,297,765	3,310,822
600,000	US TREASURY N/B		8/31/2017	1.88%	626,039	627,985
785,000	US TREASURY N/B		8/15/2017	8.88%	1,110,902	1,123,592
3,400,000	US TREASURY N/B		8/15/2019	3.63%	3,854,505	3,937,890
500,000	US TREASURY N/B		8/15/2021	2.13%	504,297	512,813
760,000	US TREASURY N/B		8/15/2040	3.88%	823,630	911,050
145,000	US TREASURY N/B		8/15/2041	3.75%	168,404	170,534
240,000	US TREASURY N/B		9/15/2014	0.25%	239,738	239,400
4,605,000	US TREASURY N/B		9/30/2016	1.00%	4,611,631	4,652,487
300,000	US TREASURY N/B		9/30/2016	1.00%	301,508	303,094
6,235,000	US TREASURY N/B		10/31/2012	0.38%	6,210,776	6,247,420
15,300,000	US TREASURY N/B		10/31/2013	0.25%	15,306,681	15,302,387
9,600,000	US TREASURY N/B		10/31/2013	0.25%	9,593,859	9,602,062
7,035,000	US TREASURY N/B		10/31/2013	0.25%	7,036,112	7,036,097
1,400,000	US TREASURY N/B		10/31/2013	2.75%	1,466,719	1,463,382
870,000	US TREASURY N/B		10/31/2014	2.38%	915,293	919,005

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
4,775,000	US TREASURY N/B		10/31/2015	1.25%	$4,889,142	$4,897,359
1,020,000	US TREASURY N/B		10/31/2017	1.88%	1,062,752	1,066,458
1,570,000	US TREASURY N/B		11/15/2012	1.38%	1,589,625	1,586,742
34,500,000	US TREASURY N/B		11/30/2013	0.25%	34,497,047	34,504,037
17,500,000	US TREASURY N/B		11/30/2013	0.25%	17,501,637	17,502,048
1,665,000	US TREASURY N/B		11/30/2013	0.25%	1,664,715	1,665,195
33,505,000	US TREASURY N/B		11/15/2014	0.38%	33,489,703	33,525,941
22,900,000	US TREASURY N/B		11/15/2014	0.38%	22,904,995	22,914,313
5,495,000	US TREASURY N/B		11/15/2014	0.38%	5,490,884	5,498,434
3,000,000	US TREASURY N/B		11/30/2014	2.13%	3,155,977	3,150,936
755,000	US TREASURY N/B		11/30/2015	1.38%	746,597	778,004
15,474,000	US TREASURY N/B		11/30/2016	0.88%	15,437,175	15,521,149
20,900,000	US TREASURY N/B		11/30/2016	0.88%	20,905,215	20,963,682
3,140,000	US TREASURY N/B		11/30/2016	0.88%	3,129,568	3,149,568
130,000	US TREASURY N/B		11/15/2016	4.63%	144,890	153,522
575,000	US TREASURY N/B		11/15/2017	4.25%	679,354	679,174
12,645,000	US TREASURY N/B		11/30/2018	1.38%	12,581,155	12,688,474
1,655,000	US TREASURY N/B		11/15/2018	3.75%	1,764,361	1,925,359
825,000	US TREASURY N/B		11/15/2019	3.38%	931,928	940,436
7,285,000	US TREASURY N/B		11/15/2021	2.00%	7,319,492	7,368,093
525,000	US TREASURY N/B		11/15/2021	2.00%	529,064	530,988
500,000	US TREASURY N/B		11/15/2021	8.00%	775,508	781,485
1,375,000	US TREASURY N/B		11/15/2026	6.50%	2,018,672	2,086,134
1,510,000	US TREASURY N/B		11/15/2041	3.13%	1,546,041	1,581,961
1,095,000	US TREASURY N/B		12/31/2012	0.63%	1,095,426	1,100,133
3,200,000	US TREASURY N/B		12/15/2013	0.75%	3,231,250	3,230,874
1,380,000	US TREASURY N/B		12/31/2015	2.13%	1,389,451	1,463,663
670,000	US TREASURY N/B		12/31/2016	0.88%	668,822	671,204
820,000	US TREASURY N/B		12/31/2016	3.25%	889,578	915,581
500,000	VALE OVERSEAS LIMITED COMPANY GUAR		9/15/2020	4.63%	513,750	517,052
350,000	VALERO ENERGY CORP COMPANY GUAR		2/1/2015	4.50%	352,937	374,472
175,000	VALERO ENERGY CORP COMPANY GUAR		6/15/2017	6.13%	196,919	195,411
20,000	VANGUARD TOTAL BOND MARKET ETF VANGUARD			0.00%	1,574,212	1,670,800
760,000	VERIZON COMMUNICATIONS		11/1/2021	3.50%	770,556	791,253
235,000	VERIZON COMMUNICATIONS SR UNSECURED		3/28/2014	1.95%	234,687	239,854
1,000,000	VERIZON COMMUNICATIONS SR UNSECURED		3/28/2014	1.18%	1,005,360	998,707
250,000	VERIZON COMMUNICATIONS SR UNSECURED		4/15/2018	6.10%	296,115	300,341
245,000	VIRGINIA ELEC & POWER CO SR UNSECURED		9/15/2017	5.95%	283,120	294,836
160,000	VODAFONE GROUP PLC SR UNSECURED		1/30/2015	5.38%	176,648	177,333
185,000	VODAFONE GROUP PLC SR UNSECURED		2/27/2017	5.63%	213,838	214,810
865,000	VODAFONE GROUP PLC SR UNSECURED		6/10/2014	4.15%	864,420	917,172
100,000	WACHOVIA BANK COMMERCIAL MORTG WBCMT 2005 C17 AJ		3/15/2042	5.22%	101,168	95,070
731,118	WACHOVIA BANK COMMERCIAL MORTG WBCMT 2005 C20 A6A		7/15/2042	5.11%	739,457	740,711
495,000	WACHOVIA CORP SR UNSECURED		2/1/2018	5.75%	564,666	562,331

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Fixed income securities (continued)
400,000	WALT DISNEY COMPANY/THE SR UNSECURED		8/16/2016	1.35%	$397,836	$401,107
400,000	WALT DISNEY COMPANY/THE SR UNSECURED		8/16/2021	2.75%	404,028	407,362
4,502	WASHINGTON MUTUAL MSC MORTGAGE WAMMS 2003 AR1 1A		2/25/2033	2.32%	4,576	3,976
385,000	WEATHERFORD BERMUDA COMPANY GUAR		3/1/2019	9.63%	500,238	497,917
180,000	WELLPOINT INC SR UNSECURED		8/1/2012	6.80%	182,727	186,128
155,000	WELLPOINT INC SR UNSECURED		8/15/2021	3.70%	154,820	159,292
700,000	WELLS FARGO BANK NA SUBORDINATED 05/16 VAR		5/16/2016	0.67%	654,997	615,332
300,000	WI TREASURY N/B		10/31/2016	1.00%	298,858	302,906
4,675,000	WI TREASURY N/B		10/31/2018	1.75%	4,775,889	4,811,599
1,300,000	WI TREASURY N/B		10/31/2018	1.75%	1,330,068	1,337,985
700,000	WI TREASURY N/B		10/31/2018	1.75%	713,088	720,453
3,600,000	WI TREASURY N/B		12/15/2014	0.25%	3,587,075	3,588,188
160,000	XSTRATA CANADA CORP COMPANY GUAR		7/15/2012	7.25%	169,981	164,821
595,000	XSTRATA CANADA FIN CORP		11/10/2014	2.85%	594,441	598,039
550,000	XYLEM INC		9/20/2016	3.55%	558,205	565,920
75,000	XYLEM INC		9/20/2016	3.55%	74,857	77,171

Investment companies
35,170	ISHARES BARCLAYS AGGREGATE BON ISHARES BARCLAYS AGGREGATE			0.00%	3,567,017	3,877,493
3,500	ISHARES BARCLAYS MBS BOND FUND ISHARES BARCLAYS MBS BOND FD			0.00%	358,688	378,245

Futures contracts
4,000,000	10YR US TREASURY NOTE FUTURES XCBT		3/21/2012		—	—
8,000,000	5YR US TREASURY NOTE FUTURES XCBT		3/30/2012		—	—
(2,600,000)	2YR US TREASURY NOTE FUTURES XCBT		3/30/2012		—	—
(4,200,000)	30YR US TREASURY BOND FUTURES XCBT		3/21/2012		—	—
(4,100,000)	ULTRA LONG US TREAS BOND FTRS XCBT		3/21/2012		—	—
(500,000)	90DAY EURODOLLAR FUTURES CME XCME		6/17/2013		—	—
(500,000)	90DAY EURODOLLAR FUTURES CME XCME		12/17/2012		—	—
(250,000)	90DAY EURODOLLAR FUTURES CME XCME		6/18/2012		—	—
(1,000,000)	90DAY EURODOLLAR FUTURES CME XCME		3/19/2012		—	—
(1,750,000)	90DAY EURODOLLAR FUTURES CME XCME		3/18/2013		—	—
15,300,000	10YR US TREASURY NOTE FUTURES XCBT		3/21/2012		—	—
1,700,000	5YR US TREASURY NOTE FUTURES XCBT		3/30/2012		—	—
(2,200,000)	2YR US TREASURY NOTE FUTURES XCBT		3/30/2012		—	—
2,200,000	30YR US TREASURY BOND FUTURES XCBT		3/21/2012		—	—
100,000	ULTRA LONG US TREAS BOND FTRS XCBT		3/21/2012		—	—
(35,000,000)	90DAY EURODOLLAR FUTURES CME XCME		6/18/2012		—	—
(15,000,000)	90DAY EURODOLLAR FUTURES CME XCME		9/17/2012		—	—
(9,250,000)	90DAY EURODOLLAR FUTURES CME XCME		3/19/2012		—	—
32,600,000	2YR US TREASURY NOTE FUTURES XCBT		3/30/2012		—	—
1,400,000	30YR US TREASURY BOND FUTURES XCBT		3/21/2012		—	—
12,100,000	10YR INTEREST RATE SWAP FUTURE XCBT		3/19/2012		—	—
17,300,000	5YR INTERST RATE SWAP FUTURES XCBT		3/19/2012		—	—

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Underlying Portfolio (continued)
Interest rate swaps
2,300,000	GR234917 IRS USD R V 03MLIBOR 1 VANILLA		6/20/2017	1.00%	$(31,062)	$(39,840)
2,300,000	GR236234 IRS USD R V 03MLIBOR 1 VANILLA		6/20/2017	1.00%	(33,115)	(34,328)
1,700,000	GR236447 IRS USD R V 03MLIBOR 1 VANILLA		6/20/2019	1.00%	(15,682)	(23,819)
1,000,000	GR239049 IRS USD R V 03MLIBOR 1 VANILLA		6/20/2042	1.00%	(9,085)	(20,346)

Cash and cash equivalents
37,203,796	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND		12/31/2030	11.18%	37,203,796	37,203,796
	Total Synthetic Guaranteed Investment Contracts				683,920,865	691,236,227

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Collective Trust Funds
	WELLS FARGO SYNTHETIC
1,731,389	STABLE VALUE FUND		n/a	2.91%	20,000,000	37,942,984
	WELLS FARGO
3,903,761	STABLE RETURN FUND G		n/a	2.33%	190,232,508	196,253,658
	Total Collective Trust Funds				210,232,508	234,196,642
	Total Stable Value Fund				894,153,373	925,432,869
	Total Investments				$4,640,921,402	$5,247,984,413

Participant Loans						$119,505,402
						$5,367,489,815

*Indicates a party-in-interest to the Plan.

The sum of the amounts in the columns may not equal the total amounts due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 27, 2012
	By	/s/ John J. Mulligan
John J. Mulligan
Chief Financial Officer,
On behalf of Target Corporation as Plan
Administrator